FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of December 31, 2003

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: February 27, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:	TAG OIL LTD.

ISSUER ADDRESS:	SUITE 400, 534 17th AVENUE SW CALGARY ALBERTA T2S 0B1

ISSUER TELEPHONE NUMBER:	(403) 770-1934

CONTACT PERSON:	DREW CADENHEAD

CONTACT'S POSITION:	PRESIDENT

CONTACT TELEPHONE NUMBER:	(403) 770-1934

CONTACT E-MAIL ADDRESS:	ir@tagoil.com

WEB SITE ADDRESS:	www.tagoil.com

FOR QUARTER ENDED:	DECEMBER 31, 2003

DATE OF REPORT:	FEBRUARY 27, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Drew Cadenhead	"Drew Cadenhead"	04/02/27

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

Garth Johnson	"Garth Johnson"	04/02/27

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

TAG OIL LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

(UNAUDITED - PREPARED BY MANAGEMENT)

TAG OIL LTD.
Consolidated Interim Balance Sheets
(Expressed in Canadian Dollars)

December 31, 2003	March 31, 2003
(Unaudited - Prepared by Management)	(Audited)
Assets

Current

Cash and short-term deposits	$ 971,304	$ 1,111,267
Accounts receivable	6,732	81,867
Marketable securities (Note 4)	3,300	3,300
Prepaid expenses	38,351	48,795

	1,019,687	1,245,229
Oil and gas properties (Note 5)	575,335	521,041
Property and equipment	18,844	400,583

Total Assets	$ 1,613,866	$ 2,166,853

Liabilities

Accounts payable and accrued liabilities	$ 594	$ 27,553
Due to related parties (Note 9)	14,372	81,592

Total Liabilities	14,966	109,145

Shareholders' Equity

Common stock without par value
Unlimited number of shares authorized;
Issued and outstanding at December 31, 2003:
7,678,061; March 31, 2003: 6,278,061 (Note 7)	10,884,486	10,584,745
Deficit	(9,285,586)	(8,527,037)

Total Shareholders' Equity	1,598,900	2,057,708

Total Liabilities and Shareholders' Equity	$ 1,613,866	$ 2,166,853

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Nine Months	Nine Months
Ended	Ended	Ended	Ended
December 31,	December 31,	December 31,	December 31,
2003	2002	2003	2002

Expenses

General and administrative (Schedule)	$ 150,413	$ 208,230	$ 794,182	$ 571,266

Loss before other items	(150,413)	(208,230)	(794,182)	(571,266)

Other Items

Production costs	-	-	-	-
Interest income	5,264	10,848	11,894	35,779
Rental income	-	6,000	-	18,000
Gain on sale of marketable securities	-	-	-	3,656
Write-down of oil and gas properties	-	(70,588)	-	(70,588)
Write-off of oil and gas property	-	-	(1)	-
Gain on sale of property and equipment	-	-	23,256	-
Recovery of costs	(19)	-	484	-

Net loss for the period	(145,168)	(261,970)	(758,549)	(584,419)

Deficit - Beginning of period	(9,140,418)	(7,854,233)	(8,527,037)	(7,531,784)

Deficit - End of Period	$ (9,285,586)	$ (8,116,203)	$ (9,285,586)	$ (8,116,203)

Loss per share (Note 8)	$ (0.02)	$ (0.04)	$ (0.10)	$ (0.09)

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Nine Months	Nine Months
Ended	Ended	Ended	Ended
December 31,	December 31,	December 31,	December 31,
2003	2002	2003	2002

Operating Activities

Net loss for the period	$ (145,168)	$ (261,970)	$ (758,549)	$ (584,419)
Adjustments for net changes in non-cash working capital accounts:
Accounts receivable	2,733	39	75,135	(1,847)
Due to/from related parties	5,180	45,522	(67,220)	58,779
Prepaid expenses	(327)	5,228	10,444	(48,858)
Accounts payable and accrued liabilities	(11,006)	7,039	(26,959)	(36,588)
Adjustments for non-cash operating items:
Amortization	1,374	3,528	4,122	10,584
Stock option compensation	-	-	290,031	-
Gain on sale of property and equipment	-	-	(23,256)	-
Gain on sale of marketable securities	-	-	-	(3,656)
Write-off and recovery of oil and gas properties	-	70,588	-	70,588
Write-off of oil and gas property	-	-	1	-

Net cash used in operating activities	(147,214)	(130,026)	(496,251)	(535,417)

Financing Activities

Common shares issued for cash	-	-	9,710	124,608

Net cash provided by financing activities	-	-	9,710	124,608

Investing Activities

Exploration of oil and gas properties	(497)	(89,148)	(54,295)	(89,148)
Proceeds from sale of property and equipment	-	-	404,141	-
Purchase of property and equipment	-	-	(3,268)	-
Proceeds from sale of marketable securities	-	-	-	5,856

Net cash provided by (used in) investing activities	(497)	(89,148)	346,578	(83,292)

Net decrease in cash during period	(147,711)	(219,174)	(139,963)	(494,101)
Cash position - Beginning of period	1,119,015	1,936,516	1,111,267	2,211,443

Cash position - End of period	$ 971,304	$ 1,717,342	$ 971,304	$ 1,717,342
Supplemental disclosure of non-cash investing activities:
Exploration of oil and gas properties	-	(387,912)	-	(387,912)
Due to/from related parties	-	387,912	-	387,912

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Nine Months	Nine Months
Ended	Ended	Ended	Ended
December 31,	December 31,	December 31,	December 31,
2003	2002	2003	2002

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ (4,719)	$ 1,117	$ (2,286)	$ 2,298
Amortization	1,374	3,528	4,122	10,584
Consulting fees, inclusive of stock-based compensation	-	12,186	116,816	97,014
Corporate relations and development	3,979	1,382	11,967	12,682
Corporate capital tax	2,525	-	2,525	-
Directors fees, inclusive of stock-based compensation	44,408	28,251	320,938	56,639
Filing and transfer agency fees	5,272	5,038	17,761	18,505
Foreign exchange	649	53,246	14,972	66,887
Investor relations	-	23,626	29,022	39,195
Legal	1,516	5,391	11,858	18,494
Office and miscellaneous	14,242	11,658	30,479	59,995
Printing	125	6,891	15,805	31,110
Property report	12,500	-	12,500	-
Property taxes	-	-	-	2,298
Rent	9,168	1,805	21,375	17,334
Telephone	4,846	4,119	14,981	11,249
Travel	3,776	22,833	31,121	44,067
Website development	20,333	8,133	62,268	20,013
Wages and benefits	30,419	19,026	77,958	62,902

	$ 150,413	$ 208,230	$ 794,182	$ 571,266

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

For the Periods Ended December 31, 2003 and 2002

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiary Durum Energy (New Zealand) Limited, are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. This BC FORM 51-901F should be read in conjunction with the Company's annual audited financial statements dated March 31, 2003. All material adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the nine months ended December 31, 2003 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - STOCK BASED COMPENSATION

The Company has adopted the new recommendations of CICA handbook section 3870, stock option based compensation. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. Section 3870 established standards for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services. The standard requires that all stock option based awards made to consultants and employees, be measured and recognized in these consolidated financial statements using a fair value based method.

Refer to Note 7

NOTE 4 - MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2003: 6,000 shares) of Tenke Mining Corp. ("Tenke") at a book value of $3,300 (March 31, 2003: $3,300). At December 31, 2003, the market value of these shares was $13,680 (March 31, 2003: $9,900).

NOTE 5 - OIL AND GAS PROPERTIES

		Additions/
	Net Book	(Recoveries)	Write-off of	Net Book
	Value at	During the	Oil and Gas	Value at
	March 31, 2003	Period	Properties	December 31, 2003

Unproved:
New Zealand:
PEP 38256	$ 76,695	$ 17,592	$ -	$ 94,287
PEP 38258	-	-	-	-
PEP 38741	366,201	18,817	-	385,018
PEP 38480	45,042	13,549	-	58,591
PPP 38761 - ("Block M")	33,102	4,337	-	37,439
Papua New Guinea - PPL 192	1	-	(1)	-

Total Unproved	$ 521,041	$ 54,295	$ (1)	$ 575,335

a) New Zealand - PEP 38256 (35%); Onshore Canterbury

During the period, the Company gave notice to the operator of PEP 38256, to increase its interest in PEP 38256 to 35%, as a result of AMG Oil withdrawing from the permit.

At December 31, 2003, PEP 38256 is in good standing with respect to its work commitments and the Company expects to incur exploration expenditures relating to geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area. These expenditures are expected to cost the Company approximately $7,000 during the balance of its 2004 fiscal year.

b) New Zealand - PEP 38258 (25%); Offshore Canterbury

On August 18, 2003, the Company (25%) and Austral Pacific Energy Ltd. ("Austral") (formerly "Indo-Pacific Energy Ltd") (75%), as operator, were awarded a new exploration permit "PEP 38258" located in the offshore Canterbury Basin. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit. These expenditures are expected to cost the Company a nominal amount for the balance of the 2004 fiscal year but are expected to cost approximately $60,000 during the 2005 fiscal year.

c) New Zealand - PEP 38741 (20%); Taranaki Basin

The farm-in costs of NZ$479,195 paid during the 2003 fiscal year included the Company's share of planning, acquisition and processing of the 3D seismic program over the permit, up to a ceiling amount totaling NZ$3.3 million over the entire permit, whereby any cost overruns will be paid pro-rata by each participant in line with their interest share. The ceiling amount was reached during the period and accordingly the Company is required to pay its pro-rata costs of all expenditures relating to the permit.

On August 19, 2003, Austral, as operator of PEP 38741, committed the joint venture to complete the second schedule of the work program for the permit, which entails drilling an exploration well within 24 months of the commencement date (May 2004) of the program and either submit for the approval of an ongoing work program for the remainder of the permit term or surrender the permit. The budgeted cost to the Company to drill the required exploration well is $200,000.

At December 31, 2003, PEP 38741 is in good standing with respect to its work commitments and the Company is expected to incur exploration expenditures relating to permit administration, geology and geophysics and 3D seismic data processing, of approximately $4,000 during the balance of its 2004 fiscal year.

d) New Zealand - PEP 38480 (25%); Offshore Taranaki

At December 31, 2003, PEP 38480 is in good standing with respect to its work commitments and the Company is expected to incur exploration expenditures, consisting of permit administration, geology and geophysics as well as costs associated with the 2D seismic program that was undertaken in February 2003, totaling approximately $3,500 during the balance of its 2004 fiscal year.

e) New Zealand - PPP 38761 ("Block M") (10%); Taranki Basin

At December 31, 2003, PPP 38761 has expired according to the terms associated with the granting of this permit in February of 2003. The term was set as the earlier of one year after grant or the closing bids for acreage, which includes the area covered by this permit. Such bids have now been invited and the closing date for the bids was October 31, 2003, so PPP 38761 expired on that date. However the Company (10%) and the other joint venture partners have bid for this acreage now described as "Block M". The Company is expected to incur exploration expenditures totaling approximately $3,200 on this interest during the balance of its 2004 fiscal year.

f) Papua New Guinea - PPL 192 (and APPL 235) (10%)

The Company gave notice to the operator of APPL 235, of which TAG has a 10% share that the Company does not wish to participate in the permit. As a result the Company has written-off this property.

g) Block "O" (15%)- Taranaki Basin Application

The Company joined Austral in an application with other Joint Venture participants for up to a 15% of Block "O" located in the Taranaki Basin.

Refer to Note 10

NOTE 6 - PROPERTY AND EQUIPMENT

The Company, on August 20, 2003, sold its commercial office unit, purchased during the 2002 fiscal year for $391,591, for gross sale proceeds of $420,000.

NOTE 7 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2003	6,278,061	$ 10,584,745
Private placement	1,400,000	9,710
Stock option compensation	-	290,031

Balance at December 31, 2003	7,678,061	$ 10,884,486

The Company, on May 14, 2003, issued 1,400,000 shares for US$0.005 per share, to the President of the Company, pursuant to a Consulting, Incentive Shares and Non-Competition Agreement approved by the board of directors on April 24, 2003.

b) Share Purchase Warrants

At December 31, 2003, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

4,000,000	US$0.35	June 6, 2005
	US$0.50	June 6, 2006
400,000	US$0.35	August 21, 2005
	US$0.50	August 21, 2006

4,400,000

The board of directors of the Company approved an extension of 4,400,000 warrants to purchase common shares of the Company entitling subscribers to purchase 4,000,000 common shares at a price of US$0.30 per share until June 6, 2003, US$0.35 per share until June 6, 2005 and US$0.50 per share until expiry on June 6, 2006 and 400,000 common shares at a price of US$0.30 per share until August 21, 2003, US$0.35 per share until August 21, 2005 and US$0.50 per share until expiry on August 21, 2006.

c) Incentive Stock Options

At December 31, 2003, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

250,000	US$0.40	March 7, 2005
310,000	US$0.40	May 31, 2008
200,000	US$0.40	May 31, 2007

760,000

The Company, on May 30, 2003, granted options to purchase 310,000 common shares of the Company vesting over five years and 200,000 common shares of the Company vesting over four years, exercisable at the price of US$0.40 per share until expiry on May 31, 2008 and May 31, 2007 respectively. As these options were granted below the market rate as of the day of grant, the Company applied the Black-Scholes, option pricing model using the closing price of US$0.69 on the grant date, a volatility factor of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the date of grant totaling $290,031.

No further options have been issued and no options have been exercised during the nine-month period ending December 31, 2003.

NOTE 8 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the period.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a) Due to Related Parties

At December 31, 2003, the Company owed $14,372 (March 31, 2003 - $81,592) to public companies with directors, officers and principal shareholders in common.

b) Consulting Agreement and Wages

The Company, on April 24, 2003, entered into an agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by Drew Cadenhead, to retain Rimu to provide oil and gas exploration executive services to the Company. The agreement is for a one-year period, extendable if agreed by both parties, whereby the Company will pay Rimu $148,000 per year plus a $12,000 signing bonus. In addition, the agreement included an entitlement for Mr. Cadenhead to purchase 1,400,000 restricted common shares of the Company from treasury at a price of US$0.005 per share.

During the nine-month period ended December 31, 2003, the Company paid $183,574 (December 31, 2002 - $80,735) in wages and directors fees to three directors.

c) Oil and Gas Property

Austral Pacific Energy Ltd. (formerly "Indo-Pacific Energy Ltd.) and AMG Oil Ltd. have directors, officers and principal shareholders in common with the Company.

Refer to Note 5

d) Other

During the period ended December 31, 2003, the Company incurred $100,569 (December 31, 2002 - $99,291) of largely general and administrative costs through DLJ Management Corp. ("DLJ") a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. ("Trans-Orient"), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company. At December 31, 2003 the Company owed DLJ $14,372.

NOTE 10 - SUBSEQUENT EVENTS

a) Oil and Gas Property

i)  The Company (10%) joined Austral in an application with other Joint Venture participants for an interest in Block "M" (formerly "PPP 38761") and 15% of Block "O" located in the Taranaki Basin. In February of 2004, the New Zealand Ministry of Economic Development awarded the Company and its Joint Venture partners the right to explore Permit PEP 38765 (Block "M"). As a result of the successful bid for this permit the Company expects to drill a well on the permit before the end of 2004 at a cost to the Company of approximately $175,000.

The Company and its Joint Venture partners were not successful in its bid for rights to explore Block "O".

ii)  On February 25, 2004, the Company's interest in PEP 38256 increased from 35% to 40.38% as a result of Orion Exploration Limited withdrawing from the permit.

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:	TAG OIL LTD.

ISSUER ADDRESS:	SUITE 400, 534 17th AVENUE SW CALGARY ALBERTA T2S 0B1

ISSUER TELEPHONE NUMBER:	(403) 770-1934

CONTACT PERSON:	DREW CADENHEAD

CONTACT'S POSITION:	PRESIDENT

CONTACT TELEPHONE NUMBER:	(403) 770-1934

CONTACT E-MAIL ADDRESS:	ir@tagoil.com

WEB SITE ADDRESS:	www.tagoil.com

FOR QUARTER ENDED:	DECEMBER 31, 2003

DATE OF REPORT:	FEBRUARY 27, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Drew Cadenhead	"Drew Cadenhead"	04/02/27

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

Garth Johnson	"Garth Johnson"	04/02/27

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

TAG OIL LTD.
Schedule B: Supplementary Information
(Expressed in Canadian Dollars)

For the Period Ended December 31, 2003

1.	For the period under review:

a)	Summary of common shares issued:	1,400,000

b)	Summary of stock options granted:	510,000

c)	Summary of share purchase warrants granted:	N/A

2.	As at the end of the of the quarter under review:

a)	Authorized capital:	Unlimited number of common shares without par value

	Issued and outstanding:	7,678,061 common shares

b)	Summary of stock options outstanding:	760,000

c)	Summary of warrants outstanding:	4,400,000

d)	Total shares in escrow:	None

e)	List of directors and officers:	Alan Hart, Chairman and Director Drew Cadenhead, President CEO and Director Garth Johnson, Secretary, CFO and Director Gordon Abougoush, Director Barry MacNeil, Director

For analysis of expenses, acquisition and exploration expenditures, common shares, share purchase warrant and stock option issuances and schedules and changes and details of related party transactions for the nine month period ending December 31, 2003, please refer to Schedule A of this BC Form 51-901F.

TAG OIL LTD.
Schedule C: Management Discussion
(Expressed in Canadian Dollars)

For the Period Ended December 31, 2003

Operations and financial

TAG Oil Ltd. (the "Company") is an independent oil and gas acquisition and exploration company that holds hydrocarbon exploration permit interests of 35% in New Zealand permit PEP 38256, 25% in New Zealand Permit PEP 38258, 25% in New Zealand Permit PEP 38480, 20% in New Zealand Permit PEP 38741 and 10% of an application for acreage covered by the Company's expired interest in New Zealand Permit PPP 38761 ("Block M"). The Company's primary focus is the acquisition and exploration of oil and gas properties; with all the Company's permits being in the exploration stage. The Company's policy is to acquire interests, and, where possible minimize the risk exposure in its permits by joint venturing with other industry participants. Management believes the Company has sufficient resources to meet ongoing commitments with respect to the permits and for suitable acquisitions that may arise from time to time. The Company remains well capitalized and continues to seek future opportunities, which the directors believe are worthy of the Company's involvement.

The Company's net loss for the nine-month period ended December 31, 2003 was $758,549 or $0.10 per share, compared to a loss of $584,419 or $0.09 per share for the same period in the previous year. The Company's loss consisted of general and administrative costs of $794,182 (2002: $571,266) and a write-off of $1 relating to a relinquished interest in PPL 192, these costs were partially offset by interest income of $11,894, a recovery of costs of $484 and a gain on sale of property and equipment of $23,256. General and Administrative costs, increased by 39% for the period ending December 31, 2003, when compared with the same period last year as a result of stock options being granted to directors and a consultant during the period which resulted in a non-cash expense for the period of $290,031 (2002: Nil). With the exception of this large expense for the period, general and administrative costs decreased by 13% for the period ending December 31, 2003 when compared with those of December 31, 2002. Specifically, accounting, amortization, corporate relations and development, filing and transfer agency fees, foreign exchange, investor relations, legal, office and miscellaneous, printing, property taxes and travel and accommodations all decreased to $(2,286) (2002: $2,298), $4,122 (2002: $10,584), $11,967 (2002: $12,682), $17,761 (2002: $18,505), $14,972 (2002: $66,887), $29,022 (2002: $39,195), $11,858 (2002: $18,494), $30,479 (2002: $59,995) $15,805 (2002: $31,110), $Nil (2002: $2,298), $31,121 (2002: $44,067), respectively. General and administrative costs that increased for the period ending December 31, 2003 were consulting fees, inclusive of stock-based compensation $116,816 (2002: $97,014), corporate capital tax $2,525 (2002: $Nil), directors fees, inclusive of stock-based compensation $320,938 (2002: $56,639), property report of $12,500 (2002: Nil), rent of $21,375 (2002: $17,334), telephone of $14,981 (2002: $11,249), website development of $62,268 (2002: $20,013) and wages and benefits of $77,958 (2002: $62,902). See the general and administrative expenses schedule that forms part of Schedule A of this BC Form 51-901F, for more details.

Liquidity and Capital Resources

The Company had $971,304 in cash and cash equivalents and $1,004,721 in working capital at December 31, 2003. This compares to $1,111,267 in cash and cash equivalents and $1,136,084 in working capital for year ended March 31, 2003. The Company had a net use of cash of $496,251 from operating activities for the period ending December 31, 2003 compared to a net use of cash of $535,417 for the comparable period ending December 31, 2002.

Financing activities consisted of the Company receiving $9,710 (US$7,000) as a result of the issuance of 1,400,000 common shares, to the Company's President, during the period ending December 31, 2003 compared to $124,608 (US$80,000) as a result of issuing 400,000 common shares, that include a two-year warrant, through a private placement during the same period last year.

Investing activities consisted of the Company receiving net proceeds of $404,141 as a result of selling its commercial office unit, using $54,295 of cash for exploration work on PEP 38256, PEP 38741, PEP 38480 and PPP 38761 and using $3,268 of cash for the purchase of property and equipment. For the similar period last year the Company's spent $89,148 of cash for exploration work on PEP 38480, PEP 38723 and PEP 38741 as well as receiving cash proceeds of $5,856 as a result of the Company selling marketable securities. The net result for the nine-month period ending December 31, 2003 was a net cash provision of $346,578 for investing activities. This compares to a net use of cash from investing activities totaling $83,292 for the same period last year.

The net impact of these cash activities during the period resulted in a net decrease in cash of $139,963 for the nine-months ended December 31, 2003, compared to a net decrease in cash of $494,101 for the comparable period ended December 31, 2002.

Exploration Activities

New Zealand License - PEP 38256; Onshore Canterbury Basin (35%)

The Company increased its interest from 10% to 35% during the period as a result of AMG Oil Ltd. withdrawing from the permit. The permit work program requires the Company to incur minimum exploration expenditures for the 2004 fiscal year. However, it is currently planned to undertake some geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area.

New Zealand License - PEP 38258; Offshore Canterbury Basin (25%)

On August 18, 2003, the Company (25%) and Indo-Pacific (75%), as operator, were awarded a new exploration permit "PEP 38258" located in the offshore Canterbury Basin which consists of approximately 2.7 million acres. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit.

New Zealand License - PEP 38741; Onshore Taranaki Basin, North Island (20%)

The Company expects to continue exploration work, for the remainder of the 2004 fiscal year, relating to permit administration, geology and geophysics and 3D seismic data processing. The Company is also planning to drill a Mt. Messenger exploration well in this permit by May 2004 at a net cost to the Company of approximately $200,000, to maintain this permit in good standing.

New Zealand License - PEP 38480; Offshore Taranaki Basin, North Island (20%)

The Company and its joint venture partners undertook a 2D seismic program in February of 2003 to detail prospects in the permit area. Permit administration, geology and geophysics and 2D data processing continues as of the report date.

New Zealand License - PPP 38761 ("Block M"); Onshore Taranaki Basin, North Island (10%)

When the permit was granted to the JV participants in February 2003, the term of the permit was set as the earlier of one year after the grant or the closing date of bids for the acreage which includes the area covered by this permit. The bids have now been submitted and the closing date for bids was October 31, 2003. As a result, PPP 38761 expired on October 31, 2003. The JV participants have bid on the permit that covers the acreage related to this permit, now described as "Block M". If successful the Company and other participants will be required to drill an exploration well on Block "M" at a cost to the Company of approximately $175,000 during the first year of the permit.

New Zealand License - Taranaki Basin Application - Block "O" (15%); Onshore Taranaki Basin

The Company gave notice to Indo-Pacific that it will join an application with Indo-Pacific and other Joint Venture participants for up to 15% of Block "O" located in the Taranaki Basin. The Block "B" bid, if successful, will have minor costs associated with the first year of the permit.

Papua New Guinea - PPL 192 (and APPL 235); Onshore Papuan Basin (20%)

The Company and the other participants were required to drill one exploration well by January 28, 2002, which the participants did not complete; however, the participants applied and were offered APPL 235, by the PNG Department of Petroleum and Energy, which substantially replaces PPL 192 and PPL 215 (in which the Company does not have an interest) with one new license. However the Company gave notice to Indo-Pacific, as the operator, that it does not wish to participate in the permit. As a result of PPL 192 being relinquished and the Company electing to not participate in APPL 235, the Company has written-off its interest related to this property.

Other information - Investor Relations

The Company's Investor Relations Service Agreement with Republic Communications set to expire on July 25, 2003, was extended for a period of six-months and subsequently, both the Company and Republic, on August 11, 2003, mutually agreed to terminate the investor relation's service agreement, effective immediately. No further costs relating to this agreement are expected. Other than responding to shareholder inquiries on the Company's general information line and issuing required press releases, there were no shareholder relations' activities undertaken by or on behalf of the Company during the first quarter of the 2004 fiscal year.

In April of 2003, Mr. Drew Cadenhead was appointed the Company's President and CEO, replacing Mr. Alan Hart in this capacity. Mr. Cadenhead also joined the Company's Board of Directors.

In April of 2003, Mr. Alan Hart was appointed as the Company's Chairman of the Board.

In May of 2003, Mr. Gordon Abougoush was appointed to the Company's Board of Directors, replacing Mr. Bernhard Zinkhofer who resigned.

Subsequent Events

a) New Zealand License - Taranaki Basin Application - Block "M" (10%) and Block "O" (15%); Onshore Taranaki Basin

The Company joined Austral in an application with other Joint Venture participants for up to a 10% interest in Block "M" (formerly "PPP 38761") and 15% of Block "O" located in the Taranaki Basin. In February of 2004, the New Zealand Ministry of Economic Development awarded the Company and its Joint Venture partners the right to explore Permit PEP 38765 (Block "M"). As a result of the successful bid for this permit the Company expects to drill a well on the permit before the end of 2004 at a cost to the Company of approximately $175,000.

The Company and its Joint Venture partners were not successful in its bid for rights to explore Block "O".

b) New Zealand License - PEP 38256; Onshore Canterbury Basin (35%)

On February 25, 2004, the Company's interest in PEP 38256 increased from 35% to 40.38% as a result of Orion Exploration Limited withdrawing from the permit.

February 27, 2004

"Drew Cadenhead"

Drew Cadenhead
President and Chief Executive Officer

For further shareholder information contact the Company at Tel: (403)770-1934 or at Tel: (604)682-6496 or Email: ir@tagoil.com or visit our Website: www.tagoil.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKER

Alan Hart	Bank of Montreal
Chairman and Director	Vancouver, British Columbia
Wakefield, New Zealand
LEGAL COUNSEL
Drew Cadenhead
President, CEO and Director	Lang Michener
Calgary, Alberta	Vancouver, British Columbia

Garth Johnson	Chapman Tripp
Secretary, CFO and Director	Wellington, New Zealand
Surrey, British Columbia
Minter Ellison
Barry MacNeil	Adelaide, South Australia
Director
Surrey, British Columbia	Posman Kua Aisi
Port Moresby, Papua New Guinea
Gordon Abougoush
Director	AUDITORS
Kelowna, British Columbia
De Visser Gray
CORPORATE OFFICE	Chartered Accountants
Vancouver, British Columbia
Suite 400, 534 17th Avenue
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Canada T2S 0B1
Telephone: 1-403-770-1934	Computershare Trust Company of Canada
Facsimile: 1-403-770-1935	100 University Avenue
9th Floor
Shareholder Relations	Toronto, Ontario
Telephone: 403-770-1934	Canada M5J 2Y1
Email: ir@tagoil.com	Telephone: 1-888-661-5566
Facsimile: 1-604-661-9480
REGIONAL EXPLORATION OFFICE
ANNUAL GENERAL MEETING
1067-88 Valley Road
RD1 Wakefiled 7181	The Annual General Meeting was held at
New Zealand	2:00 pm on August 27, 2003 at the corporate
office of the Company at Suite 400, 534 17th
SUBSIDIARIES	Avenue Calgary, Alberta T2S 0B1.

Durum Energy (New Zealand) Limited	SHARE LISTING

SHARE CAPITAL	OTC Bulletin Board
Trading Symbol: TAGOF
At December 31, 2003, there were
7,678,061 shares issued and outstanding.	WEBSITE
Fully diluted: 12,838,061 shares	www.tagoil.com